SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Inclusion of Tax Debits in REFIS

Rio de Janeiro, August 14, 2015 – Petróleo Brasileiro S.A. – Petrobras hereby announces that it has decided to include tax debits in the Special Installment Program – REFIS, instituted by Law 12996/2014 and regulated by Joint Ordinance PGFN/RFB 1064/15 and Regulatory Instruction RFB 1576/15, published on August 3, 2015.

Since the publication of the above-mentioned regulatory instruments, Petrobras has been reassessing its federal tax litigation in order to identify eventual proceedings that can be included in the REFIS.

These debits refer to the non-collection of Withholding Income Tax (IRRF) on remittances to the subsidiary Petrobras International Finance Company (PIFCO) in payment for the importation of oil and oil products between 1999 and 2002, 2004, 2005 and from 2007 to 2012.

The inclusion of these debits, whose updated amount is R$6.0 billion, in the REFIS, will save the Company 50% by reducing the liability to R$3.0 billion, R$876 million of which will be settled with tax loss carryforwards.

The total disbursement will therefore be R$2.1 billion, R$1.26 billion of which from the conversion of the court deposit to be paid definitively and the remainder to be paid in installments, with disbursement of R$536 million in 2015 and R$ 333 million between 2016 and 2017.

The negative impact on the Company’s results for the third quarter of 2015 will be R$2.0 billion, net of taxes.

The decision to adhere to the program was based on the potential financial benefits and on an analysis of risk based on possible unfavorable decisions in both the legal and administrative spheres. At the reporting date of the 2Q2015 financial statements, this analysis was not complete, which only occurred on August 13, 2015.

In addition, taking the issue to the judicial sphere would require the constitution of guarantees, as well as a substantial increase in the amount of the debt over time due to interest and additional financial charges and the risk of the cancellation of the Federal Tax Clearance Certificate (CPEN), which would result in significant losses for the Company.

As the term for including notified tax debits expires in September 2015, the Company is continuing to reanalyze the litigation to identify other debits that can be settled through the Program.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.